FILED BY DAVITA INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: HealthCare Partners Holdings, LLC

DAVITA EXCHANGE ACT FILE NO.: 001-14106

Text of email sent on behalf of Dr. Robert Margolis, CEO to all HealthCare Partners employees on August 1, 2012:

On May 21 we announced DaVita’s merger with HealthCare Partners with the mission to transform healthcare in this country by providing integrated solutions for both specialized and comprehensive patient care.

Over the past several weeks, Kent Thiry, DaVita’s CEO, has visited California, Nevada, and Florida to meet with a number of HealthCare Partners teammates.

Kent has put together a video introducing himself to the entire HealthCare Partners team and I will be doing the same for the entire DaVita team

Please take a minute to watch this video announcement from Kent Thiry.

You can view Kent’s video here

If you see a security message, click “yes” to continue. If you have any problems viewing the video, please contact CSD. This video can be viewed only within HCP and does not work with Citrix.

Transcript of Kent Thiry video available at hyperlink above:

Greetings, my name is Kent Thiry and I’m the CEO of DaVita and very exited to be speaking to you today. I’m looking forward to the fact that soon I’ll get to be in a room live with each and every one of you at some point as the next several months go by. But I didn’t want any more days to go by without personally welcoming you to DaVita Health Care Partners and wanted to convey just how incredibly excited we are about joining forces with you. We’re excited because we love what you do for patients and for the American taxpayer – higher quality care, more convenient care, more accessible care, more thoughtful care and all at a lower cost for all the payers in America.

We love the alignment that we feel with our mission and values and yours and we love the fact that lots of people across America say you are the best at what you do; and for all of you who have been at Health Care Partners for awhile, you should be so proud in the number of people in the government and the private sector from all across America who point to you as the leader and role model in that sphere of integrated care for entire populations. DaVita shares that vision and passion for integrated care. We do it just for kidney care patients, although I don’t mean just in any kind of small way, we’re incredibly proud of what we have done there to improve kidney care in America and we, like you, want to bring the gift of integrated care to every single patient in America whether commercial or Medicare.

So, once again, I look forward to being in a room live with each and every one of you in the months to come. I want to welcome you to DaVita Health Care Partners. And hopefully together we can create a special place to work and if we do that, we can do special things for patients and the world.

Take care and thank you.

Additional Information about the Proposed Transaction and Where to Find It:

In connection with the Merger, DaVita intends to file with the SEC a Registration Statement on Form S-4 to register the DaVita Common Stock issuable in the Merger. Investors and security holders are urged to read the S-4 and any other relevant documents to be filed with the SEC because they will contain important information about DaVita and HCP and the proposed transaction. Investors and security holders may obtain a free copy of the S-4 and other documents when filed by DaVita with the SEC at www.sec.gov or www.davita.com.

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